ITEM 77Q1 - Exhibits

1. 	OMCAP Termination Notice - Analytic Sub-Advisory Agreement,
                Old Mutual Analytic Global Fund
2.	OMCAP Termination Notice - Clay Finlay Sub-Advisory Agreement,
                Old Mutual Clay Finlay China Fund
3.	OMCAP Termination Notice - Rogge Sub-Advisory Agreement,
                Old Mutual International Bond Fund
4.	Clough Interim Sub-Advisory Agreement - Old Mutual China Fund
5.	Clough Sub-Advisory Agreement - Old Mutual China Fund